EXHIBIT 99.2

ASX ANNOUNCEMENT

(ASX: NVX)

7 June 2023

NOVONIX and LG Energy Solution Enter into a JDA

for Artificial Graphite Anode Material

and a US$30 Million Investment Agreement

■ NOVONIX and LGES to jointly work toward developing artificial graphite anode material for lithium-ion batteries pursuant to a Joint Research and Development Agreement (“JDA”)

■ NOVONIX to issue US$30 million worth of unsecured convertible notes to LGES under a separate Unsecured Convertible Note Agreement (“Investment Agreement”)

■ The JDA is intended to lead to the option for LGES to purchase up to 50,000 tons of the anode material from NOVONIX’s United States-based facility over a 10-year period from the start of mass production

BRISBANE, Australia, June 7, 2023 – NOVONIX Limited (NOVONIX; NASDAQ: NVX, ASX: NVX), a leading battery materials and technology company, and LG Energy Solution (LGES; KRX: 373220), a global battery manufacturer, today announced they signed an agreement for the joint research and development of artificial graphite anode material for lithium-ion batteries. Also, in a separate agreement, NOVONIX has agreed to issue an aggregate principal amount of US$30 million unsecured convertible notes to LGES.

Upon successful completion of certain development work under the JDA, LGES and NOVONIX will enter into a separate purchase agreement pursuant to which LGES will have the option to purchase up to 50,000 tons of artificial graphite anode material over a 10-year period from the start of mass production.

As a leading global battery manufacturer with two stand-alone and five joint venture plants currently operating or being constructed in the U.S., LGES plans to maximize the benefits from the Inflation Reduction Act (IRA) by expanding local battery production, as well as establishing a local supply chain for battery components. In order to solidify its market leadership in North America, LGES further aims to expedite the localization of manufacturing and assembly of battery components, including electrodes, cells, and modules.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

NOVONIX aims to provide a robust, sustainable supply chain option for high performance artificial graphite in North America, a vision which LGES supports to diversify its suppliers as it expands battery cell production. NOVONIX, with current operating sites in Chattanooga, TN, will produce IRA-compliant materials for its customers in the United States. The company was selected for a US$150 million grant by the Department of Energy to support its expansion, which demonstrates the government’s commitment to the battery supply chain sector.

Since December 2022, LGES and NOVONIX have been in informal discussions towards this financing and joint development of artificial graphite anode material that meets LGES’s specifications. The material will be developed at NOVONIX’s current Tennessee-based facilities. Then mass production is expected to start in 2026 from NOVONIX’s proposed United States-based greenfield facility.

NOVONIX’s proposed greenfield facility targets an initial 30,000 tons per annum of production capacity of active anode material. NOVONIX has applied for a loan with the U.S. Department of Energy’s Loan Program Office under the Advanced Technology Vehicles Manufacturing Loan Program to aid in the financing of the facility. NOVONIX continues to pursue and hold discussions with additional original equipment manufacturers and cell manufacturers for the purchase of anode materials from its greenfield facility.

“Our partnership with NOVONIX once again demonstrates LG Energy Solution’s determination to establish a solid battery supply chain in the U.S., complementing our local manufacturing network to meet our customer’s needs for lRA-compliant batteries,” said Dongsoo Kim, Senior Vice President of Procurement Center at LG Energy Solution. “As we work with NOVONIX in developing a new source of artificial graphite anode material, we will stay committed to strengthening our product competitiveness and operation excellence, delivering the world-best quality products both in scale and with speed.”

Chris Burns, CEO of NOVONIX, said, “We are excited to formalize our work with LG Energy Solution and establish the path for NOVONIX to become a supplier for LGES of artificial graphite anode material in the United States. This agreement demonstrates our leading position to establish a supply chain for high-performance artificial graphite for the battery industry in North America.”

Key JDA Terms

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

•
The purpose of the JDA is for the parties to jointly undertake the development of active anode material that meets certain product quality specifications, and the JDA shall be for a term through June 2025. The material for testing will be supplied from NOVONIX’s pilot plant in 2023 and its mass production facilities in 2024 and 2025.
•
Any jointly developed and owned intellectual property will be cross-licensed by LGES and NOVONIX and its subsidiaries. Upon successful development of materials, NOVONIX and LGES will enter into a purchase agreement giving LGES the option to purchase up to 50,000 tons of artificial graphite over 10 years, and if any volume increases are requested by LGES, NOVONIX shall use its best efforts to meet the increased volume. The parties have agreed to a pricing framework under which the final product price will be mutually agreed upon as part of the purchase agreement.
•
The supply by NOVONIX to LGES of the products developed under the JDA would initially be subject to a six-year exclusivity period followed by a preferential period of four years (during which any supply to a third party would be subject to a minimum floor price tied to the price offered to LGES).

Key Investment Agreement Terms

•
NOVONIX has agreed to issue US$30 million worth of unsecured convertible notes to LGES with a four percent coupon and a maturity date of June 7, 2028.
•
The convertible notes will mandatorily convert into ordinary shares upon acceptance of the first purchase order under the purchase agreement, although LGES may elect to convert some or all of the notes prior to such time. No interest would be payable on the notes in these circumstances.
•
The convertible notes may be redeemed or converted (at the election of LGES) on the maturity date, in which case interest is payable in cash (in respect of a redemption) or “in-kind” (in the case of conversion). The convertible notes will be issued with a conversion price of AUD$1.60 per ordinary share.
•
NOVONIX plans to utilize the proceeds for continued development of anode materials, operational needs and general corporate purposes.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

# # #

About NOVONIX

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment in Canada and is growing its high-performance synthetic graphite anode material manufacturing operations in the United States. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn, and Twitter.

About LG Energy Solution

LG Energy Solution (KRX: 373220), a split-off from LG Chem, is a leading global manufacturer of lithium-ion batteries for electric vehicles, mobility, IT, and energy storage systems. With 30 years of experience in revolutionary battery technology and extensive research and development (R&D), the company is the top battery-related patent holder in the world with over 25,000 patents. Its robust global network, which spans North America, Europe, Asia, and Australia, includes battery manufacturing facilities established through joint ventures with major automakers such as General Motors, Stellantis N.V., Hyundai Motor Group, and Honda Motor Co., Ltd. At the forefront of green business and sustainability, LG Energy Solution aims to achieve carbon neutral operations by 2050, while embodying the value of shared growth and promoting diverse and inclusive corporate culture. To learn more about LG Energy Solution’s ideas and innovations, visit .

Media Contacts:

NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

LG Energy Solution

Sally Seung Yeon Lee

Media Relations Team

lsyciel@lgensol.com / +82 2 3773 6571

Sophia Sojeong Kim

Media Relations Team

sophiakim32@lgensol.com / +82 2 3773 4496

Forward-Looking Statements

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our joint research and development agreement with LG Energy Solution, including the qualifications of the anode material, future supply commitments or the development of NOVONIX’s proposed new facility for the production of anode materials for EV batteries and the anticipated performance and benefits. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, our ability to achieve the objectives and financial benefits of the joint research and development agreement and potential purchase agreement, the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing, and regulatory developments in the United States, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA